SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               NATIONAL COAL CORP.

                                (Name of Issuer)

                         Common Stock, $0.0001 par value

                         (Title of Class of Securities)

                                   632381 208

                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2007
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632381 208                  13D/A                   Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Crestview Capital Master, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,254,330 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,254,330 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,254,330 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.8%* (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________


* Based upon 19,392,863 issued and outstanding shares of Common Stock, calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007, and (iii) 63,005 shares of Common Stock issuable to Crestview Capital Master, LLC upon the exercise of warrants that are immediately exercisable.

CUSIP No. 632381 208                  13D/A                   Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Crestview Capital Partners, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         20,169 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,254,330 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,169 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,254,330 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,274,499 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%* (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________


* Based upon 19,392,863 issued and outstanding shares of Common Stock, calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007, and (iii) 63,005 shares of Common Stock issuable upon the exercise of warrants that may be deemed to be beneficially owned by Crestview Capital Partners, LLC.

CUSIP No. 632381 208                  13D/A                   Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Dillon Capital, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF        575 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         575 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     575 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%* (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*



________________________________________________________________________________


* Based upon 19,329,858 issued and outstanding shares of Common Stock, calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, and (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007.

CUSIP No. 632381 208                  13D/A                   Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Stewart Flink
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         40,339 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    575 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         40,339 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    575 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,914 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%* (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


* Based upon 19,350,691 issued and outstanding shares of Common Stock, calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007, and (iii) 20,833 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned by Mr. Flink.

CUSIP No. 632381 208                  13D/A                   Page 6 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Robert Hoyt
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         154,308 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         154,308 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,308 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%* (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________


* Based upon 19,417,358 issued and outstanding shares of Common Stock, calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007, and (iii) 87,500 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock that may be deemed to be beneficially owned by Mr. Hoyt.

CUSIP No. 632381 208                  13D/A                   Page 7 of 11 Pages


This Amendment No. 3 ("Amendment No. 3") is being filed jointly by Crestview Capital Master, LLC ("Crestview"), Crestview Capital Partners, LLC ("Crestview Partners"), Dillon Capital, LLC ("Dillon"), Stewart Flink ("Mr. Flink") and Robert Hoyt ("Mr. Hoyt") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on March 1, 2004, as amended by Amendment No. 1 thereto filed on November 24, 2004, as amended by Amendment No. 2 thereto filed on February 24, 2006 (collectively, the "Schedule 13D").

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. As reported in Item 5 hereof, each of Messrs. Flink, Hoyt and Warsh may be deemed to have beneficial ownership of the shares of Common Stock held by Crestview and Crestview Partners, although each disclaims such beneficial ownership.

(b) The business address for each Reporting Person, and for Mr. Warsh, is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each of Crestview and Crestview Partners is purchasing, selling, trading and investing in securities, and the principal business of each of Messrs. Flink, Hoyt and Warsh is working for Crestview.

(d) Neither any Reporting Person nor Mr. Warsh has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Except as set forth below, neither any Reporting Person nor Mr. Warsh has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On February 26, 2007, the Securities and Exchange Commission (the "SEC") filed a civil complaint against Crestview Partners and Mr. Flink alleging that they made a materially false representation in relation to each of two registered direct offerings in 2003 and 2004 by entering into subscription agreements containing a representation that Crestview-related funds had not engaged in short sales of the securities being offered during the ten days prior to signing of the subscription document even though such Crestview-related funds had in fact engaged in such short sales. Without admitting or denying the allegations in the SEC's complaint, Crestview Partners and Mr. Flink agreed to settle this matter. As a result, a final judgment was entered by the court on February 26, 2007, permanently enjoining Crestview Partners and Mr. Flink from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Crestview agreed to pay $197,320 in disgorgement of profits and a civil penalty in the same amount, plus interest, and Mr. Flink agreed to pay a civil penalty in the amount of $120,000. Crestview Partners also agreed to retain an independent consultant to monitor Crestview Partners' compliance procedures and to report to the staff of the SEC with respect thereto. The SEC did not seek or impose any administrative bars or suspensions against Crestview or Mr. Flink.

(f) Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company. Dillon is a Delaware limited liability company. Each of Messrs. Flink, Hoyt and Warsh is a United States citizen.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they

CUSIP No. 632381 208                  13D/A                   Page 8 of 11 Pages


deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

Other than as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) - (j) of Item 4 of Form Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, Crestview may be deemed to beneficially own 3,254,330 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in Item 3 of this
Schedule 13D), representing approximately 16.8% of the total number of issued and outstanding shares of Common Stock. Of such 3,254,330 shares, 3,191,325 are shares of Common Stock owned by Crestview and 63,005 are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

As of the date hereof, Crestview Partners owns 20,169 shares of Common Stock. In addition, Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned, or that may be obtained upon the exercise of warrants, by Crestview. Accordingly, as of the date hereof Crestview Partners may be deemed to beneficially own an aggregate of 3,274,499 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in Item 3 of this Schedule 13D), representing approximately 16.9% of the total number of issued and outstanding shares of Common Stock.

As of the date hereof, Dillon Capital owns 575 shares of Common Stock, representing approximately 0.0% of the total number of issued and outstanding shares of Common Stock, Mr. Flink may be deemed to beneficially own 40,914 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock and Mr. Hoyt may be deemed to beneficially own 154,308 shares of Common Stock.

Of the 40,914 shares that may be deemed to be beneficially owned by Mr. Flink, 18,506 shares are held jointly with Jennifer Flink, his wife, 500 shares each are held in UTMA accounts for which Mr. Flink is custodian and 20,833 shares may be obtained upon the conversion of 8.33 shares of Series A Convertible Preferred Stock owned jointly by Mr. Flink and Jennifer Flink. Such Series A Convertible Preferred Stock is subject to beneficial ownership limitations on conversion whereby such securities cannot be converted to the extent that such conversion would result in, together with other securities of the Issuer held by Mr. Flink, Mr. Flink beneficially owning in excess of 4.99% of the outstanding Common Stock. Mr. Flink controls Dillon Capital, and as such has the power to vote and to dispose of investments owned by Dillon Capital, including the Common Stock, and thus may also be deemed to beneficially own the 575 shares of Common Stock owned by Dillon Capital. Accordingly, as of the date hereof, Mr. Flink may be deemed to beneficially own an aggregate of 40,914 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock.

Of the 154,308 shares that may be deemed to be beneficially owned by Mr. Hoyt, 66,808 shares are held by Nancy Hoyt, his wife, and 87,500 shares may be obtained upon the conversion of 35 shares of Series A Convertible Preferred Stock held by the Nancy Hoyt Revocable Trust, an entity controlled by Mr. Hoyt. Such Series A Convertible Preferred Stock is subject to beneficial ownership limitations on conversion, whereby such securities cannot be converted to the extent that such conversion would result in, together with other securities of the Issuer held by Mr. Hoyt, Mr. Hoyt beneficially owning in excess of 4.99% of the outstanding Common Stock. Accordingly, as of the date hereof, Mr. Hoyt may be deemed to beneficially own an aggregate of 154,308 shares of Common Stock, representing approximately 0.8% of the total number of issued and outstanding shares of Common Stock.

All beneficial ownership percentages in this Item 5 are calculated based upon 19,329,858 issued and outstanding shares of Common Stock (calculated as the sum of (i) 16,329,858 issued and outstanding shares of Common Stock as of November 9, 2006, as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2006 and filed on November 14, 2006 with the Securities and Exchange Commission, and (ii) 3,000,000 shares of Common Stock issued by the Issuer on March 2, 2007, as reported in the Form 8-K filed by the Issuer on March 6, 2007), plus, (1) in the case of Crestview and Crestview Partners, 63,005 shares issuable upon the exercise of immediately exercisable warrants held by Crestview, for a total of 19,392,863 shares, (2) in the case of Mr. Flink, 20,833 shares issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by Mr. Flink, for a total of 19,350,691 shares, and, (3) in the case of Mr. Hoyt, 87,500 shares issuable upon the conversion of Series A Convertible Preferred Stock that may be deemed to be beneficially owned by Mr. Hoyt, for a total of 19,417,358 shares.

Currently, Mr. Flink, Mr. Hoyt and Daniel Warsh, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview and Crestview Partners; however, each disclaims beneficial ownership of such shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto. Reference is made to Items 3 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company, and of the relationships between the Reporting Persons.

CUSIP No. 632381 208                  13D/A                   Page 9 of 11 Pages


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 Joint Filing Agreement, dated as of February 23, 2006, between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 24, 2006).

Exhibit 99.2      Letter Agreement, dated February 24, 2004, among the
                  Company, Crestview and The Webb Group, Inc. ("Webb") (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.3      Assignment of Promissory Note, Warrant and Summary Term
                  Sheet, dated February 20, 2004, between Crestview and Webb for the promissory note in the principal amount of $1,607,437.63 and warrants exercisable for 751,500 shares (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.4      Assignment of Promissory Note, Warrant and Summary Term
                  Sheet, dated February 20, 2004, between Crestview and Webb for the promissory note in the principal amount of $1,503,016.67 and warrants exercisable for 845,750 shares (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.5 Convertible Promissory Note, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.6 Convertible Promissory Note, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.7 Warrant, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.8 Warrant, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.8 Amendment to Warrant, dated February 26, 2004, between the Company to Webb (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.9 Amendment to Warrant, dated February 26, 2004, between the Company to Webb (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.10     Note and Warrant Purchase Agreement, dated April 15,
                  2004, between the Company, Crestview and the other purchasers identified therein, including Form of Secured Promissory Note and Form of Common Stock Purchase Warrant attached as exhibits thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 29,
                  2004).

Exhibit 99.11 Security and Pledge Agreement, dated April 15, 2004, between the Company and Mr. Flink, as agent for the purchasers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on April 29, 2004)..

Exhibit 99.12 Subordination Agreement, dated April 15, 2004, between Crestview and Mr. Flink, as agent for the purchasers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 29, 2004).

Exhibit 99.13 Preferred Stock and Warrant Purchase Agreement by and between the Company and the persons listed on Schedule I thereto, including Crestview, with respect to the Company's Series A Cumulative Convertible Preferred Stock and Warrants to Purchase Common Stock, dated August 31, 2004, including Form of

CUSIP No. 632381 208                  13D/A                  Page 10 of 11 Pages


                  Warrant (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.14 Investor Rights Agreement by and between the Company and the Purchasers listed on Schedule I thereto, including Crestview, dated August 31, 2004 (incorporated by reference to
                  Exhibit 10.9 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.15 Note Purchase Agreement by and between the Company and the persons listed on Schedule I thereto, including Crestview, with respect to the Company's 8% Convertible Promissory Notes, dated August 31, 2004, including Form of 8% Convertible Promissory Note and Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.16 Investor Rights Agreement by and between the Company, Crestview and SDS Capital Group SPC, Ltd., dated August 31, 2004 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

CUSIP No. 632381 208                  13D/A                  Page 11 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

                        CRESTVIEW CAPITAL MASTER, LLC

                        By:    CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager


                        By: /s/ Daniel I. Warsh
                           -----------------------------------------------------
                           Name:  Daniel I. Warsh
                           Title: Manager



                        CRESTVIEW CAPITAL PARTNERS, LLC


                        By: /s/ Daniel I. Warsh
                           -----------------------------------------------------
                           Name:  Daniel I. Warsh
                           Title: Manager


                        DILLON CAPITAL, LLC


                        By:   /s/ Stewart Flink
                           -----------------------------------------------------
                           Name:  Stewart Flink
                           Title: Managing Member


                         /s/ Stewart Flink
                         -------------------------------------------------------
                         Stewart Flink


                         /s/ Robert Hoyt
                         -------------------------------------------------------
                         Robert Hoyt

                                 EXHIBIT INDEX

Exhibit 99.1 Joint Filing Agreement, dated as of February 23, 2006, between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 24, 2006).

Exhibit 99.2      Letter Agreement, dated February 24, 2004, among the
                  Company, Crestview and The Webb Group, Inc. ("Webb") (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.3      Assignment of Promissory Note, Warrant and Summary Term
                  Sheet, dated February 20, 2004, between Crestview and Webb for the promissory note in the principal amount of $1,607,437.63 and warrants exercisable for 751,500 shares (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.4      Assignment of Promissory Note, Warrant and Summary Term
                  Sheet, dated February 20, 2004, between Crestview and Webb for the promissory note in the principal amount of $1,503,016.67 and warrants exercisable for 845,750 shares (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by certain of the Reporting Persons on March 1, 2004).

Exhibit 99.5 Convertible Promissory Note, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.6 Convertible Promissory Note, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.7 Warrant, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.8 Warrant, dated March 25, 2003, originally issued by the Company to Webb (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.8 Amendment to Warrant, dated February 26, 2004, between the Company to Webb (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.9 Amendment to Warrant, dated February 26, 2004, between the Company to Webb (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on March 2, 2004).

Exhibit 99.10     Note and Warrant Purchase Agreement, dated April 15,
                  2004, between the Company, Crestview and the other purchasers identified therein, including Form of Secured Promissory Note and Form of Common Stock Purchase Warrant attached as exhibits thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 29,
                  2004).

Exhibit 99.11 Security and Pledge Agreement, dated April 15, 2004, between the Company and Mr. Flink, as agent for the purchasers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on April 29, 2004)..

Exhibit 99.12 Subordination Agreement, dated April 15, 2004, between Crestview and Mr. Flink, as agent for the purchasers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 29, 2004).

Exhibit 99.13 Preferred Stock and Warrant Purchase Agreement by and between the Company and the persons listed on Schedule I thereto, including Crestview, with respect to the Company's Series A Cumulative Convertible Preferred Stock and Warrants to Purchase Common Stock, dated August 31, 2004, including Form of

                  Warrant (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.14 Investor Rights Agreement by and between the Company and the Purchasers listed on Schedule I thereto, including Crestview, dated August 31, 2004 (incorporated by reference to
                  Exhibit 10.9 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.15 Note Purchase Agreement by and between the Company and the persons listed on Schedule I thereto, including Crestview, with respect to the Company's 8% Convertible Promissory Notes, dated August 31, 2004, including Form of 8% Convertible Promissory Note and Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).

Exhibit 99.16 Investor Rights Agreement by and between the Company, Crestview and SDS Capital Group SPC, Ltd., dated August 31, 2004 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form SB-2 (SEC File No. 120146) filed by the Company on November 1, 2004).